December 2, 2008	Richard Marshall 212-596-9006 646-728-1770 fax richard.marshall@ropesgray.com

BY FEDERAL EXPRESS

Sheila Stout U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	Value Line Funds

Dear Ms. Stout:

As you requested during our phone call yesterday, below are the comments you provided as well as Value Line’s response.  Comments 1-6 are for all Value Line Funds (the “Funds”) and comments 7-10 are for specific funds.

1)	SEC Comment

None of the Funds has filed evidence of a fidelity bond (Form 40-17g) since June 15, 2006. Accordingly:

a)	Provide evidence the bond has been in place throughout the period of nonfiling, including evidence of board approval.

b)	Explain why the filings were not made and provide evidence that procedures have been enhanced to prevent a recurrence of this violation.

c)	Explain why the CCO failed to detect this violation.

d)	Provide evidence the Funds’ board has been informed of this violation.

e)	Provide a timetable for completing all of the steps set forth above.

Sheila Stout	- 2 -	December 2, 2008

Value Line Response

Attached as Exhibit A are photocopies of (i) the fidelity bonds for 2007 and 2008; and (ii) meeting minutes evidencing board approval.  The 2007 filing was made on October 7, 2008 by the Legal Department.  The bond for 2008 was recently received and the Legal Department made the filing on October 7, 2008 within the 10 day period to file.  Due to a miscommunication between the Legal and Compliance Departments the 2007 filing was not timely made and was not detected during the annual CCO review.  The CCO has implemented procedures to prevent this from recurring.  Counsel to the Adviser has informed counsel to the Independent Trustees of the Funds, who has in turn been asked to advise the Trustees of this violation.

2)	SEC Comment

None of the Funds has filed a Form N-PX since June 30, 2006. Accordingly,

	a)	Provide evidence the rule has been complied with throughout the period of nonfiling.

	b)	Explain why the filings were not made and provide evidence that procedures have been enhanced to prevent a recurrence of this violation.

	c)	Explain why the CCO failed to detect this violation.

	d)	Provide evidence the Funds’ board has been informed of this violation.

	e)	Provide a timetable for completing all of the steps set forth above.

Value Line Response

The vendor that timely filed Form N-PX for the period ended June 30, 2006 was Institutional Shareholder Services (“ISS”).  Since then, ISS was acquired by Risk Metrics which resulted in our account being handled by new staff from a different office.  Forms N-PX for the periods ended June 30, 2007 and 2008 were filed on October 8, 2008.  This delay was the result of a series of miscommunications between Value Line staff and Risk Metrics and was not detected during the annual CCO review.  The Funds Accounting financial calendar has been updated to include the dates for filing Form N-PX and the CCO has implemented new procedures to assure that from now on these filings are timely made.  Counsel to the Adviser has informed counsel to the Independent Trustees of the Funds, who has in turn been asked to advise the Trustees of this violation.

Sheila Stout	- 3 -	December 2, 2008

3)	SEC Comment

The annual and semi-annual reports of the Funds do not identify any securities that have been fair valued.  If no securities have been fair valued, state this fact in the filings.  If some securities have been fair valued, identify them in a schedule of investments and state the percentage of the total holdings that are fair valued.

Value Line Response

No securities of the Funds have been fair valued and this fact will be noted in future annual and semi-annual reports.

4)	SEC Comment

Many of the Funds have been filing under the wrong 811 numbers.  For example, the Income and Growth Fund, Value Line Fund, Larger Companies Fund, and Premier Growth Fund all filed their most recent N-SARs under the wrong 811 numbers.  Accordingly,

	a)	Explain why these errors have occurred.

	b)	Produce procedures adopted to prevent a recurrence of this violation.

Value Line Response

Recently the SEC changed the 811 file numbers, but the Funds’ Accounting Department was not made aware of this change.  The Funds’ Accounting Departments will henceforth file using each Fund’s correct 811 numbers and has implemented new procedures to assure that once per year a staff member will contact the SEC to make sure that the 811 file numbers have not been changed.  Attached as Exhibit B is a copy of the new procedures.

5)	SEC Comment

Item 4 of Form N-CSR requires information about various types of fees paid to the Funds’ auditors.  This information must be provided for the last two years.  None of the Funds has provided information other than for the last year.  This error should be corrected on future filings.  In addition, all of the Funds have answered Items 4(e)(2) and 4(h) with the response “N/A.”  The correct response, assuming there is no information to report, is “0.”  Future filings should not be answered with “N/A.”

Sheila Stout	- 4 -	December 2, 2008

Value Line Response

Forms N-CSR are prepared by the Funds’ accounting department. Future Form N-CSR filings will include information about various types of fees paid to the Funds’ auditors for the previous two years. We have also noted your instructions regarding items 4(e) (2) and 4(b) and will revise future filings accordingly.

6)	SEC Comment

For Funds subject to expense caps, there should be a cross-reference in the statement of operations to the footnote in which the expense cap is described.

Value Line Response

None of the Value Line Funds are subject to expense caps.

7)	SEC Comment

Larger Company Fund. The turnover of this fund has exceeded 100% in each of the last five years. If high turnover is part of the fund’s investment strategy, this should be discussed. In addition, the risk factor section of the prospectus should discuss the risks associated with high turnover.

Value Line Response

We note that on page 9 of the current prospectus, under “Portfolio Turnover” it states the following: “This strategy has resulted in higher brokerage commissions and other expenses and may negatively affect the Fund’s performance. Portfolio turnover may also result in capital gain distributions that could increase your income tax liability. See ‘Financial Highlights’ for the Fund’s most current portfolio turnover rates.” We will expand the risk factor section of the prospectus to discuss the risks associated with high turnover.

The following will be added to the risk factor section:

The Fund’s annual portfolio rate exceeded 100% in each of the last five years.  A rate of portfolio turnover of 100% would occur if all of the Fund’s portfolio were replaced in a period of one year.  To the extent that the Fund engages in short-term trading in attempting to achieve its objective, it may increase portfolio turnover and incur higher brokerage commissions and other expenses than might otherwise be the case.

Sheila Stout	- 5 -	December 2, 2008

8)	SEC Comment

Large Companies Fund. Interest expense should be included in the fee table of the prospectus.

Value Line Response

We note your comment on interest expense; however this fund no longer borrows money for investment purposes and has not done so for at least 5 years.

9)	SEC Comment

Premier Growth Fund. More than 25% of the assets are invested in industrial companies. This should be discussed in the strategies and risk factors sections of the prospectus.

Value Line Response

We note your comment regarding investments in industrial companies and this will be included in the next updated prospectus.

The following will be added to “What are the Fund’s main investment strategies?” under “FUND SUMMARY”:

At December 31, 2008, ___% of the Fund’s investment securities were in industrial companies.

The following will be added to the risk factor section:

The Fund may overweight or underweight certain market sectors which may cause the Fund’s performance to be more or less sensitive, respectively, to developments affecting those sectors.

10)	SEC Comment

Convertible Fund.  The Form N-CSR should have been filed on July 9, 2008, but was not filed until July 14, 2008.  Explain why this late filing occurred and verify in writing that the Form was mailed to shareholders prior to the required deadline.

Sheila Stout	- 6 -	December 2, 2008

Value Line Response

The Convertible Fund N-SAR was timely prepared by the fund administrator State Street Bank.  The printer, Tristate Printing, timely mailed the annual report timely to shareholders on June 30, 2008.  However, the EDGARization of the N-CSR, due 10 days after the N-SAR was mailed, was delayed at the printer and not sent to the Adviser for review and approval until sometime on Friday July 11, 2008.  After reviewing the N-SAR, the Adviser promptly filed the report the next business day, Monday, July 14, 2008.  The Funds’ Accounting Department will work more closely with the printer to assure more timely delivery of documents for review by the Adviser’s Legal Department.

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Please call me if you have any follow-up questions or comments.

Very truly yours,

/s/ Richard Marshall
Richard Marshall

Enclosures